EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	03/04/09
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Presentation at KBW Conference
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Slide Presentation at KBW Conference
GRAPHIC	**ex99-11.jpg**
GRAPHIC	**ex99-12.jpg**
GRAPHIC	**ex99-13.jpg**
GRAPHIC	**ex99-14.jpg**
GRAPHIC	**ex99-15.jpg**
GRAPHIC	**ex99-16.jpg**
GRAPHIC	**ex99-17.jpg**
GRAPHIC	**ex99-18.jpg**
GRAPHIC	**ex99-19.jpg**
GRAPHIC	**ex99-110.jpg**
GRAPHIC	**ex99-111.jpg**
GRAPHIC	**ex99-112.jpg**
GRAPHIC	**ex99-113.jpg**
GRAPHIC	**ex99-114.jpg**

GRAPHIC	ex99-115.jpg
GRAPHIC	ex99-116.jpg
GRAPHIC	ex99-117.jpg
GRAPHIC	ex99-118.jpg
GRAPHIC	ex99-119.jpg
GRAPHIC	ex99-120.jpg
GRAPHIC	ex99-121.jpg
GRAPHIC	ex99-122.jpg
GRAPHIC	ex99-123.jpg
GRAPHIC	ex99-124.jpg
GRAPHIC	ex99-125.jpg
GRAPHIC	ex99-126.jpg
GRAPHIC	ex99-127.jpg
GRAPHIC	ex99-128.jpg
GRAPHIC	ex99-129.jpg
GRAPHIC	ex99-130.jpg
GRAPHIC	ex99-131.jpg
GRAPHIC	ex99-132.jpg
GRAPHIC	ex99-133.jpg
GRAPHIC	ex99-134.jpg
8-K	submissionpdf.pdf
	Printable copy of CHCO Form 8-K, Presentation to KBW conference and slides

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
March 4, 2009



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On March 4, 2009, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company") delivered a presentation regarding the Company's financial performance to a group of analysts and investors at the Keefe Bruyette & Woods 2009 Regional Bank Conference held in Boston, MA.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 4, 2009</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer

-2-



Investor Presentation
March 2009

Forward Looking Statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- **Total Assets at Dec 31, 2008**   **$2.6 bil**
- **Net Income in 2008**   **$28.1 mil**
- **Branches**   **69**
- **FTE**   **827**
- **Market Cap**   **$432 mil**
- **Institutional Ownership**   **57%**
- **Avg Daily Volume**   **$3.1 mil**

Key Markets



8% Market Share in Morgan,
Berkeley & Jefferson Co. WV
$1.9 Billion
2nd & 9% Market Share
in Huntington WV/Ashland KY MS
$3.9 Billion
2nd & 10% Market Share
in WV's largest market; $5
1st & 28% Market Sha
$2.0 Billion
Ohio
West Virginia
70
79
68
77
81
64
Clarksburg
Point Pleasant
Ripley
Chesapeake, OH
Huntington
Milton
Teays Valley
Cross Lanes
Charleston State Capitol
Montgomery
Marlinton
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

CHCO is <u>consistently</u> among the most profitable:

	2004	2005	2006	2007	2008	2008 Peers Median
Reported ROA	2.10%	2.09%	2.11%	2.03%	1.12%	0.58% - 87th %ile
ROTE	23.2%	22.3%	22.4%	21.0%	11.4%	8.5% - 69st %ile
Tangible Common Equity/TA	9.7%	9.5%	10.1%	9.7%	8.83%	6.4% - 90th %ile
NIM	4.29%	4.49%	4.56%	4.34%	4.64%	3.67%- 92nd %ile
Efficiency Ratio	48.7%	46.7%	44.5%	45.9%	46.3%	63.1% - 92nd %ile
Non-Int Rev/Total Rev	33%	34%	34%	34%	36%	23% - 94th %ile

* 2008 Non-Int Reve excludes gain on Visa IPO; Securities Losses

CHCO faced "normalization" of provision and loss of PSL revenues from 2003-2008:



Yet, strong bottom line results continue net of security gains & losses:



Core ROA and Core EPS as reported by SNL Financial

Challenges to CHCO's earnings in 2008:

	After-tax Impact to NI
Loss on Preferred Stock of FNMA/FHLMC	$12.7 MM
Impairment on Pooled Trust Preferred Securities	$10.3 MM
Increase in Provision Expense in 08 vs. 07	$ 3.0 MM

Previously Securitized Loans:

Core growth in revenues in 2003-2008 offset lower earnings from PSL balances

	2004	2005	2006	2007	2008	2009 Projected
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$10.5 MM	$5.2 MM	$4.0 MM
Rate	17.4%	26.6%	42.2%	69.1%	108%	108%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.3 MM	$5.6MM	$4.1MM

Interest Rate Risk to Net Interest Margin:

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase of Decrease in Net Income between 1-12 months
+300 Bp	+9.2%
+200 Bp	6.3%
+100 Bp	3.2%

Data: December 31. 2008

Prime-based Floors:

- Purchased 2005-2006
- Sold late 2008
- Positions CHCO for rising rates

Notional	Prime Rate	Term Date
$100MM	8%	June 2011
$100MM	7.75%	May 2011
$50MM	6.75%	Nov 2009
$50MM	6.75%	Nov 2008
$100MM	6%	June 2010
$100MM	6%	June 2009



Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
  - Fee income in top 10% of peer group

- Due to Prime-based floors, CHCO's NIM is among the best in the industry at these very low interest rates

- CHCO's balance sheet is traditionally asset-sensitive due to strong prime-based portfolio supported by core deposits, so CHCO is poised to benefit from economic recovery

Conservative Loan Portfolio Mix





City Holding Company

- 34%
- 21%
- 2%
- 42%

☐ Residential Real Estate   ☐ Home Equity

■ Consumer/Other   ☐ Commercial

Loan to Deposits 88.8%

As of December 31, 2008

Peer Group

- 24%
- 5%
- 4%
- 67%

☐ Residential Real Estate   ☐ Home Equity

■ Consumer/Other   ☐ Commercial

Loan to Deposits 98.8%

Sample of 266 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2007

- **Opportunity:** City's mix is 40% Commercial/60% Retail reflecting City's historic retail focus.

- **Opportunity:** Some competitors have stopped lending.

- **Opportunity:** City has launched a successful new cash management initiative to address depository needs of larger business customers.

Commercial Loan Growth:
Historically 8 to 10% annual growth



Growth in 2005 excludes Classic Acquisition

Liabilities: Low Cost and Stable Deposits



Data: December 31, 2008

CHCO's Cost of Funds Advantage:

	CHCO	Peers	Advantage
CD's	3.87%	3.81%	-6 Bps
Interest Bearing Deposits	2.48%	2.74%	26 Bps
Total Deposits	2.08%	2.33%	25 Bps
Interest Bearing Liabilities	2.48%	2.90%	52 Bps



Top quartile

Data: 2008. Peers reflect 205 publicly traded $1 to $10 billion banks reporting these rates

Favorable Revenue Profile for the current yield curve environment:

City Holding Company



94th percentile

36%

64%

- Non Interest Income
- Net Interest Income

*As of December 31, 2008. Non-interest income excludes other than temporary impairment losses and VISA IPO gain

Peer Group



24%

76%

- Non Interest Income
- Net Interest Income

Sample of 249 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2008, excluding investment gains/losses

Success in our Retail Banking unit has led to strong growth in retail branch service charges:



14.8% CAGR
2001 to 2008


Trust AUM: CAGR (04-08) 8%
$450
$400
$350
$300
$250
$200
$150
2004
2005
2006
2007
2008

City's Insurance Division

- **2006 Revenues**   **$2.3 million**
- **2007**   **$4.1 million**
- **2008**   **$4.2 million**

Strategies:

- **Added Workers Compensation Dept in 2007**
- **Added Personal Lines Department - goal of $3 million in revenue**
- **Opened Beckley WV Office in 2007**
- **Opened Martinsburg Office in 4th Q 2008**
- **Opened Ashland Office in 4th Q 2008**
- **Acquired Charleston-based agency in Dec 2008**

WV Economy: Relatively Stable Compared to U.S.

- **January 2009 Unemployment Rate**
  - West Virginia   6.2%
  - U.S.   7.6%
- **Housing Price Appreciation - last 12 months from OHFEO**
  - West Virginia   -.9% (7th best in U.S)
- **Foreclosure Rates (June 08)**
  - West Virginia   1 of 10,450
  - U.S.   1 of 501



West Virginia Mortgages

- Prime FRM
- Prime ARM
- FHA
- VA
- Subprime FRM
- Subprime ARM

2.60%
3.10%
8.80%
7.10%
7.10%
71.20%

Source: Charleston Gazette & MBA 3rd Q 2008



Net Charge-offs 2008: $5.750 Million

0.33% of Average Loans vs. 0.46% for 20 Regional Peers

Real Estate Loans
$1.367MM

Commercial
$3.026 MM

Overdraft DDA
$1.410 MM

NPA's to Loans & OREO



Non-performing Loans:
1.64% of Total Loans vs. 1.62% for 20 Regional Peers



Greenbrier Resort Speculative Properties - Two Now in OREO

Current Book Balance @ 12/31/08 $17MM
Non-Performing @12/31/08 $12MM
Provision @ 12/31/08 $3.6MM

 

Past-Due Loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets

	12/31/05	12/31/06	12/31/07	12/31/08
Residential	1.14%	0.76%	0.91%	1.01%
Home Equity	0.37%	0.34%	0.63%	0.32%
Consumer	2.32%	0.99%	0.86%	0.58%
CMRE	0.11%	0.03%	0.26%	0.22%
C&I	0.12%	1.47%	0.02%	0.23%

Asset Quality Summary:

- ◆ Charge-offs include overdrawn depository accounts

- ◆ CHCO operates in markets where the economy is "stable"; Real estate prices in CHCO markets have been stable

- ◆ Non-performing Loans comparable to peers

- ◆ Non-Performing Loans are concentrated in two areas: Greenbrier Resort homes and the Eastern Panhandle of West Virginia

- ◆ Past-due loans have been stable at relatively low levels as compared to peers

- ◆ CHCO is well positioned in difficult economic times

Investment Portfolio

	Orig. Cost	Other than Temporary Impairment Charges (Cumm)	Unrealized Gains/ (Losses)	Carrying Value	% of Original Cost Still Carried
Treasury	$0				
Agency Debt	$0				
Municipals	$ 44.8	$0	($0.5)	$44.3	99%
MBS	$284.6	$0	$3.7	$288.3	101%
Pool Bank Trust Pfd	$ 29.7	($16.2)	($10.1)	$3.4	11%
Single Issue Bank Trust Pfd; Bank Holding Company Pfd; Sub-debt of FI's	$112.7	$0	($15.3)	$96.5	86%
Money Markets & Mutual Funds	$1.9	$0	$0	$1.8	98%
Fed & FHLB Stock	$ 13.0	$0	$0	$13.0	100%
Bank Equities	$ 7.9	$0	($2.4)	$5.5	70%

City is Highly Efficient



2004 Efficiency Ratio adjusted to eliminate $5.5 million in revenue from Legal Settlement and associated legal expenses of $500M; Peers: Sample of 225 reporting publicly traded banks and thrifts with assets between $1 to $10 Billion as of December 31, 2007

CHCO: Value in the Banking Sector - Strong Capital without TARP!!!

	CHCO 12/31/08	Peer Mean 12/31/08
Equity/Assets	10.9%	8.8%
Tang Equity/Tang Assets	8.8%	7.3%
Leverage Ratio	9.5%	8.8%
Tier I Capital Ratio	12.3%	11.2%
Total Risk-based Capital Ratio	13.4%	12.9%

Source: SNL for 253 publicly traded banks with total assets from $1 to $10 billion reporting to date - tangible equity measured at 12/31/08

CHCO: Capital Flexibility

Capital Flexibility

- ## No TARP!!!!

- ### Dividends
    - Increased 10% in April 2004 to $0.88
    - Increased 14% in April 2005 to $1.00
    - Increased 12% in April 2006 to $1.12
    - Increased 11% in April 2007 to $1.24
    - Increased 10% in April 2008 to $1.36
    - Dividend Yield over 5%!!!

- ### Share Repurchases
    - Purchased 1,651,172 shares in 2007 and 2008 (9.4% of outstanding shares at 12/31/06)

    - Driven by CHCO's strong profitability, coupled with CHCO's dividend coverage ratio against first call estimates, CHOC can achieve greater long-term share repurchase activity than peers.

Does CHCO still represents good value ???

Pricing Metrics*:

- Price to Book: 153%
- Price to Tangible Book: 193%
- Price to 2009 Projected Earnings**   9.5x
- Dividend Yield   5.0%
- Div Payout Ratio (First Call)**   48%
- Tangible Capital/Tangible Assets   8.83%
- Institutional Ownership   57%

*   **Based on Price of $27.00 (intra-day trade on 2/27/09)**

** Based on analyst estimate of $2.85 (average of 6)